April 5, 2019
ATTORNEYS AT LAW
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WRITER'S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
068916-0101

Via EDGAR System
Ms. Christina DiAngelo Fettig Senior Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F Street N.E. Washington, D.C. 20549
Re:	Leuthold Funds, Inc. (1940 Act File No. 811-09094)
Annual and Semi-Annual Reports on Form N-CSR, Prospectus and Other Filings
Dear Ms. Fettig:
On behalf of our client, Leuthold Funds, Inc., and each of its series (collectively, the "Funds"), set forth below are the Funds' responses to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the reports and filings referenced above (the "Filings").  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds' responses (in regular type).
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1. The "Report of Independent Registered Public Accounting Firm" attached as an exhibit to Form N-SAR and new Form N-CEN must be signed by the Independent Registered Public Accounting Firm.  See Form N-CEN filed December 12, 2018, Form NSAR-B filed November 29, 2017, and Form NSAR-B filed November 29, 2016.  Please file an amended Form N-SAR and Form N-CEN to include the signed report.
Response:  As requested, the Funds will file an amended Form N-SAR and Form N-CEN to include the signed report.
2. Item 4(c) of Form N-CSR contains disclosure regarding tax fees paid to the auditor, but does not contain sufficient detail regarding these fees. Please provide more details on the tax fees.
Response:  As requested, in future filings, the Registrant will include more detail on the tax fees paid to the auditor.
3. In future filings, on the signature page to the Form N-CSR, in addition to indicating the actual titles of the officers executing the filing, also indicate that John Mueller is the "Principal Executive Officer" and that Holly Weiss is the "Principal Financial Officer".
Response:  As requested, in future filings, the Funds will indicate that Mr. Mueller is the "Principal Executive Officer" and that Ms. Weiss is the "Principal Financial Officer".

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

April 5, 2019

With respect to the Expense Example disclosure, please confirm that the Funds charge shareholder fees on reinvested dividends that would be included as transaction costs.  Otherwise, please delete the reference to reinvested dividends in the disclosure.
Response:  As requested, in future filings, the Funds will delete the reference to reinvested dividends from the disclosure.
4. With respect to the Statements of Assets and Liabilities, please include a description of the line item "Tri-party collateral held at custodian" in the Notes to the Financial Statements.  The short sales note only references the line item "Collateral at broker for securities sold short."
Response:  As requested, in future filings, the Funds will include a description of the line item "Tri-party collateral held at custodian" in the Notes to the Financial Statements.
5. With respect to the Statements of Assets and Liabilities, please explain why the liability for "Distribution (Rule 12b-1 fees) payable" of $60,910 is higher than the expense for the year of $54,750 for the Leuthold Global Fund.
Response:  With regard to the Leuthold Global Fund, the liability for "Distribution (Rule 12b-1 fees) payable" is higher than the expense for the year due to outstanding prior year Rule 12b-1 reimbursements to the Fund's investment adviser at the time of the report.  Rule 12b-1 reimbursements to the adviser for the fiscal years 2015 through 2017 were processed subsequent to September 30, 2018, on October 31, 2018.
6. With respect to the Statement of Changes in Net Assets, we note that the Funds adopted the Commission's updated and simplified financial disclosure requirements.  The current year Statement of Changes in Net Assets appears to have restated the distributions for the prior fiscal year to conform to the updated disclosure requirements.  (The prior year distributions are no longer split out between income and capital gain.)  We also note that the Funds have footnoted the current year distribution amounts to disclose the split between income and gains.  Please explain why the current year amounts have been footnoted, as we believe the prior year amounts should have been footnoted.
Response:  As was noted, the Funds adopted the Commission's updated and simplified disclosure requirements in the 2018 annual report.  However, during the completion of the Financial Statements, the Statement of Changes in Net Assets inadvertently included a footnote for the current year distribution      amounts versus disclosing the prior year distribution amounts for income and gains.  The prior year break out on a tax basis is found in the Notes to the Financial Statements, and the Funds believe this is the critical information for shareholders.  An analysis was conducted as to whether this footnote required correction and amendment of the Financial Statements.  The Funds determined that this did not require correction and amendment of the Financial Statements because it did not impact the total distribution amount shown in the Statement of Changes in Net Assets itself or any information disclosed in the Notes to the Financial Statements.  The Funds' auditor concurred with this conclusion.  The information on a tax basis was also correctly stated in Note 1.c of the Notes to the Financial Statements.

April 5, 2019

With regard to the Affiliates Table, the Table appears to roll forward the share balance of affiliate investments.  The roll forward should be based on value.   See Rule 12‑14 of Regulation S‑X.
Response:  As requested, in future filings, the Funds will base the roll forward on value.
7. The Funds are reminded that the recoupment period for expense limitations is limited to three years from the time the expenses were waived or incurred and is limited to the lesser of the (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture. See ASC 946-20-05-08) (2009 Investment Companies Industry Developments Audit Risk Alert ARA- INV.73 and AICPA IC Expert Panel Staff Updates 3/1/12). Please revise the disclosure in the prospectus and summary prospectuses to reflect this limitation.
Response:  As requested, in future filings, the Funds will revise the disclosure to make it clear that the recoupment period for expense limitations is limited to three years from the time the expenses were waived or incurred and is limited to the lesser of the (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture.
8. With regard to the Prospectus for the Grizzly Short Fund, please explain why the Fund has a "High Portfolio Turnover Risk" as a principal risk.  The portfolio turnover rate has been 0% for at least the past five years.
Response:  In future filings, the Funds will delete "High Portfolio Turnover Risk" as a principal risk of the Grizzly Short Fund.
* * *
If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures
cc:	Roger Peters